UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

SynQuest, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

87160X100
(CUSIP Number)

Linda H. Hanauer
Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 15, 2002
(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87160X100	SCHEDULE 13D	Page 2 of 22

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Venrock Associates, IRS Identification No. 13-6300995

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A	(a) ☒ (1) (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS oo

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 440,075 shares(2) 8. SHARED VOTING POWER 14,213,750 shares 9. SOLE DISPOSITIVE POWER 440,075 shares(2) 10. SHARED DISPOSITIVE POWER 1,490,770 shares(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,075 shares individually; 14,213,750 shares as member of group

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% as individual beneficial owner; 83.6% as member of a group(3)

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 87160X100	SCHEDULE 13D	Page 3 of 22

(1) Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

(2) Venrock Associates, together with Venrock Associates II, L.P., Venrock Associates III, L.P. and Venrock Entrepreneurs Fund, L.P., beneficially own an aggregate of 1,490,770 shares of Common Stock (as defined below) underlying the shares of SynQuest Series A Preferred Stock and each have shared voting and dispositive power over such shares.

(3) These percentages are calculated based upon 17,000,482 shares of SynQuest Common Stock outstanding, which is the sum of (a) 2,946,797 shares of SynQuest Common Stock outstanding as reported by SynQuest in its most recent filing with the Securities and Exchange Commission, (b) 2,946,857 shares of Common Stock issued in the Viewlocity Merger (as defined below) and (c) 11,106,828 shares of Common Stock underlying the shares of SynQuest Series A Preferred Stock issued pursuant to the Stock Purchase Agreement, as described in Item 4 of this Statement on Schedule 13D.

CUSIP No. 87160X100	SCHEDULE 13D	Page 4 of 22

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Venrock Associates II, L.P., IRS Identification No. 13-3844754

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A	(a) ☒ (1) (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 633,279 shares(2) 8. SHARED VOTING POWER 14,213,750 shares 9. SOLE DISPOSITIVE POWER 633,279 shares(2) 10. SHARED DISPOSITIVE POWER 1,490,770 shares(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 633,279 shares individually; 14,213,750 shares as a member of group

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% as individual beneficial owner; 83.6% as a member of a group(3)

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 87160X100	SCHEDULE 13D	Page 5 of 22

(1) Membership in a group is only expressly affirmed in connection with the Shareholders Agreement.

(2) Venrock Associates II, L.P., together with Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund, L.P., beneficially own an aggregate of 1,490,770 shares of common stock underlying the shares of SynQuest Series A Preferred Stock and each have shared voting and dispositive power over such shares.

(3) These percentages are calculated based upon 17,000,482 shares of SynQuest common stock outstanding, which is the sum of (a) 2,946,797 shares of SynQuest common stock outstanding as reported by SynQuest in its most recent filing with the Securities and Exchange Commission, (b) 2,946,857 shares of common stock issued in the Viewlocity Merger and (c) 11,106,828 shares of common stock underlying the shares of SynQuest Series A Preferred Stock issued pursuant to the Stock Purchase Agreement, as described in Item 4 of this Statement on Schedule 13D.

CUSIP No. 87160X100	SCHEDULE 13D	Page 6 of 22

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Venrock Associates III, L.P., IRS Identification No. 13-4120290

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A	(a) ☒(1) (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO	☐

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 361,580 shares(2) 8. SHARED VOTING POWER 14,213,750 shares 9. SOLE DISPOSITIVE POWER 361,580 shares(2) 10. SHARED DISPOSITIVE POWER 1,490,770 shares(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,580 shares individually; 14,213,750 shares as member of group

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% as individual beneficial owner; 83.6% as member of a group(3)

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 87160X100	SCHEDULE 13D	Page 7 of 22

(1) Membership in a group is only expressly affirmed in connection with the Shareholders Agreement.

(2) Venrock Associates III, L.P., together with Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund, L.P., beneficially own an aggregate of 1,490,770 shares of Common Stock underlying the shares of SynQuest Series A Preferred Stock and each have shared voting and dispositive power over such shares.

(3) These percentages are calculated based upon 17,000,482 shares of SynQuest Common Stock outstanding, which is the sum of (a) 2,946,797 shares of SynQuest Common Stock outstanding as reported by SynQuest in its most recent filing with the Securities and Exchange Commission, (b) 2,946,857 shares of Common Stock issued in the Viewlocity Merger and (c) 11,106,828 shares of Common Stock underlying the shares of SynQuest Series A Preferred Stock issued pursuant to the Stock Purchase Agreement, as described in Item 4 of this Statement on Schedule 13D.

CUSIP No. 87160X100	SCHEDULE 13D	Page 8 of 22

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Venrock Entrepreneurs Fund, L.P., IRS Identification No. 13-4078492

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A	(a) ☒(1) (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 55,836 shares(2) 8. SHARED VOTING POWER 14,213,750 shares 9. SOLE DISPOSITIVE POWER 55,836 shares(2) 10. SHARED DISPOSITIVE POWER 1,490,770 shares(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,836 shares individually; 14,213,750 shares as member of group

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% as individual beneficial owner; 83.6% as member of a group(3)

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 87160X100	SCHEDULE 13D	Page 9 of 22

(1)  Membership in a group is only expressly affirmed in connection with the Shareholders Agreement.

(2)  Venrock Entrepreneurs Fund, L.P., together with Venrock Associates, Venrock Associates II, L.P. and Venrock Associates III, L.P., beneficially own an aggregate of 1,490,770 shares of Common Stock underlying the shares of SynQuest Series A Preferred Stock and each have shared voting and dispositive power over such shares.

(3)  These percentages are calculated based upon 17,000,482 shares of SynQuest Common Stock outstanding, which is the sum of (a) 2,946,797 shares of SynQuest Common Stock outstanding as reported by SynQuest in its most recent filing with the Securities and Exchange Commission, (b) 2,946,857 shares of Common Stock issued in the Viewlocity Merger and (c) 11,106,828 shares of Common Stock underlying the shares of SynQuest Series A Preferred Stock issued pursuant to the Stock Purchase Agreement, as described in Item 4 of this Statement on Schedule 13D.

Item 1.  Security Issuer.

The class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock” or “SynQuest Common Stock”) of SynQuest, Inc., a Georgia corporation (the “Issuer” or “SynQuest”). The principal executive offices of the Issuer are located at 3500 Parkway Lane, Suite 555, Norcross, Georgia 30092.

Item 2.  Identity and Background.

(a)
This Statement is filed by Venrock Associates, Venrock Associates II, L.P., Venrock Associates III, L.P., and Venrock Entrepreneurs Fund, L.P., each a New York limited partnership (collectively, the “Venrock Entities”).

(b)	The address of the principal place of business of each of the Venrock Entities is 30 Rockefeller Plaza, Room 5508, New York, New York 10112.

(c)	The principal business of each of the Venrock Entities is venture capital investment business.

(d)
During the last five years, none of the Venrock Entities or of the Listed Persons (as defined below) (to the knowledge of the Venrock Entities) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Venrock Entities or of the Listed Persons (to the knowledge of the Venrock Entities) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Venrock Entities is a New York limited partnership.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners and each person controlling the general partners of the Venrock Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (the “Listed Persons”) and is incorporated by reference herein.

Item 3.  Source and Amount of Funds or Other Consideration.

On September 20, 2002, SynQuest, Tilion, Inc. (“Tilion”) and certain other Investors (as defined below) entered into an Amended and Restated Stock Purchase Agreement (the “Stock Purchase Agreement”). Under the terms of the Stock Purchase Agreement, Tilion agreed to purchase 5,280,000 shares of SynQuest Series A preferred stock (“Series A Preferred”) at a purchase price of $2.50 per share for an aggregate investment of $13,000,000 in cash. The closing for the Tilion investment occurred on November 15, 2002 (the “Closing”).

Page 10 of 22 Pages

Tilion’s Board of Directors and a majority of its stockholders have approved a plan to distribute the shares of SynQuest Series A Preferred to the holders of Tilion’s Series A and Series B Preferred Stock. In connection with the liquidation, it is expected that each of (1) North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. (collectively, “North Bridge”) and (2) the Venrock Entities will receive 1,490,770 shares of SynQuest Series A Preferred and Lucent Venture Partners (“Lucent”) will receive 890,848 shares of SynQuest Series A Preferred at the time of the liquidation.

Item 4.  Purpose of Transaction.

Under the terms of the Stock Purchase Agreement, SynQuest agreed to issue up to 13,200,000 shares of Series A Preferred Stock, at a price of $2.50 per share, to the Investors party to the Stock Purchase Agreement (the “Investors”) for an aggregate investment of up to $33,000,000 (the “Private Placement”). The Stock Purchase Agreement permitted a portion of the investment to consist of conversion of up to $7,000,000 of bridge financing debt owed by SynQuest and Viewlocity, Inc., a Delaware corporation (“Viewlocity”) that had entered into a related transaction with SynQuest (described further below), to certain of the Investors that may be outstanding prior to closing. At the closing for the Private Placement, SynQuest issued a total of 11,106,828 shares of Series A Preferred for an aggregate investment amount of $27,767,067.50, consisting of cash and the conversion of outstanding debt. Tilion entered into the Stock Purchase Agreement for the purpose of investing in the Series A Preferred.

The terms of the Series A Preferred are set forth in the articles of amendment to SynQuest’s Third Amended and Restated Articles of Incorporation. The following is a summary of the terms of the Series A Preferred:

•	Dividends on the Series A Preferred will accrue at a rate of 7% per year and are cumulative.

•	SynQuest will not declare or pay out any cash dividends during the two-year period following the closing.

•
The Series A Preferred is convertible into Common Stock at any time at a ratio of one share of Common Stock for each share of Series A Preferred converted, subject to adjustments for stock splits and other customary events.

•
Except as described below, the Series A Preferred has priority over the Common Stock in any liquidation, dissolution or winding up of SynQuest, and in connection with allocation of proceeds in any merger, acquisition, sales of all or substantially all of SynQuest’s assets, or similar major corporate transactions (other than the merger and certain qualified public offerings) (collectively referred to as a “liquidation event”). In the event of a liquidation event, holders of the Series A Preferred will be entitled to receive $2.50 per share and an additional amount such that the holders will receive a total return equal to a 15% internal rate of return (including dividends) per year compounded annually.

Page 11 of 22 Pages

Notwithstanding the Series A Preferred priority, in connection with any such liquidation event, the holders of Common Stock will be entitled to receive 8% of the proceeds available to SynQuest shareholders (pro rata, in accordance with share ownership) until the Series A Preferred liquidation preference is satisfied. After the Series A Preferred liquidation preference is satisfied, the remaining proceeds will be distributed to the holders of the Common Stock.

•	Generally, shares of Series A Preferred vote as one class with the Common Stock on an as-converted to common basis.

•
The initial conversion rate of Series A Preferred to Common Stock is one to one, subject to adjustment in specific circumstances. Shares of Series A Preferred are convertible to Common Stock at any time at the option of the holder. Shares of Series A Preferred will be automatically converted to SynQuest Common Stock upon (i)a public offering of SynQuest Common Stock meeting certain thresholds, (ii)the vote of two-thirds of the then outstanding shares of Series A Preferred, or (iii)SynQuest Common Stock attaining a $10.00 closing price for at least 100 of 120 consecutive trading days.

•	The Series A Preferred is not redeemable.

On August 30, 2002, SynQuest and Viewlocity entered into definitive agreements to merge the companies with SynQuest remaining as the surviving legal entity (the “Viewlocity Merger”). The Viewlocity Merger occurred on November 15, 2002. As consideration for the Viewlocity Merger, SynQuest issued a total of 2,946,857 shares of its Common Stock (which equaled the number of shares of SynQuest Common Stock outstanding at the time the agreement was entered into) to Viewlocity’s Series F Preferred stockholders. Holders of other classes and series of Viewlocity capital stock received nominal cash consideration.

The details of the Stock Purchase Agreement and the Viewlocity Merger are described in greater detail in SynQuest’s filings under the Exchange Act.

SynQuest also entered into an Amended and Restated Registration Rights Agreement (“Registration Rights Agreement”), dated as of September 20, 2002, with the Investors in the Private Placement, stockholders of Viewlocity who will receive shares of SynQuest Common Stock in the Viewlocity Merger, Warburg Pincus, SynQuest’s majority shareholder, and North Bridge, the Venrock Entities and Lucent. This group of stockholders is referred to as the “registration rights holders.” The Registration Rights Agreement is the agreement that governs the terms under which SynQuest has agreed to register the sale of the Common Stock to be issued to these registration rights holders. Most of Tilion’s preferred stockholders who will receive shares of SynQuest Series A preferred stock at the time of the liquidation of Tilion have also become parties to the Registration Rights Agreement. Holders of SynQuest Series A Preferred will have registration rights only as to the shares of Common Stock underlying their shares of Series A Preferred. The following summarizes the terms of the Registration Rights Agreement.

Page 12 of 22 Pages

SynQuest has agreed to file a “shelf” registration statement within 180 days after the closing of the transactions registering resales of SynQuest Common Stock from time to time by the registration rights holders, and to use all commercially reasonable efforts to cause the registration statement to become effective as soon as practicable. Once effective, the shelf registration statement will permit the registration rights holders to sell their shares of Common Stock into the open market from time to time using the methods of distribution to be described in the shelf registration statement. However, the registration rights holders have signed lockup agreements providing that no sales will be made until one year after the closing date of the transactions.

The Registration Rights Agreement grants additional registration rights, known as “piggyback” registration rights, to the purchasers. The piggyback investors are the Investors who will receive Series A Preferred in the transactions. The piggyback registration rights require SynQuest to give these investors notice of SynQuest’s intention to file registration statements covering its equity securities with the SEC. If the piggyback investors indicate that they wish to have some or all of the shares of Common Stock underlying their shares of Series A Preferred included in the registration, SynQuest has agreed to include these shares of Common Stock. The piggyback registration rights include the following specific terms:

•
If the registration relates to an underwritten public offering and the managing underwriter, or underwriters, imposes a limit on the number of shares that may be included, SynQuest is required to include only the number of shares of the piggyback investors’ Common Stock as is permitted to be included by the managing underwriter.

•
If SynQuest originally commenced the registration in order to effect a sale of its shares, then the shares registered for the piggyback investors shall be excluded from the registration on a pro rata basis among the piggyback investors, up to the full number of shares that were requested to be included, before any shares proposed to be included by SynQuest are excluded.

•
If SynQuest originally commenced the registration in order to effect a sale of its shares by a shareholder who had the right to demand that SynQuest file a registration statement, then the shares registered for the piggyback investors shall be excluded from the registration together with any shares to be offered by SynQuest, pro rata, based on the number of shares sought to be included by SynQuest and each of the piggyback investors.

SynQuest has the right to delay the filing of any registration statement under the Registration Rights Agreement, and the right to require that the registration rights holders refrain from selling shares of Common Stock pursuant to an effective registration statement, from time to time for up to an aggregate of 90 days in any 12-month period, if a material activity exists. A material activity means that: (i) there is an event, or state of facts, relating to SynQuest; (ii) such event, or state of facts, is material to SynQuest; and (iii) such event, or state of facts, would require disclosure in order for the registration rights holders to sell shares of Common Stock pursuant to a registration statement.

Page 13 of 22 Pages

On September 20, 2002, SynQuest, North Bridge, the Venrock Entities, Lucent and the Investors in the Private Placement also entered into an Amended and Restated Shareholders Agreement (“Shareholders Agreement”), pursuant to which they have agreed to vote their respective shares of SynQuest Common Stock received in the Private Placement (i) to fix the number of directors of SynQuest at seven, and (ii) to elect to the board of directors (a) one member designated by North Bridge Venture Partners, (b) one member designated by Battery Ventures, (c) the Chief Executive Officer of SynQuest, and (d) four members to be designated annually by a majority of the full board of directors, at least three of whom must be independent. The Shareholders Agreement also grants North Bridge, the Venrock Entities, Lucent and the Investors in the Private Placement, a right of first refusal with respect to additional issuances of equity securities of SynQuest, (including any securities convertible into equity securities), excluding management stock options, securities issued in connection with acquisitions and strategic alliances, securities issued in connection with debt financings and securities issued in a “qualified offering” (as defined in the Shareholders Agreement).

The Shareholders Agreement provides that directors designated by North Bridge and Battery will also be represented on the compensation committee and, subject to compliance with applicable federal law and the rules issued by any national securities exchange or automated quotation system on which SynQuest’s securities are then listed, the audit committee of SynQuest’s board of directors. For a period of two years following the date of the Shareholders Agreement, each Investor has agreed that if, upon the recommendation of SynQuest’s board of directors, SynQuest makes a tender offer for our outstanding shares of Common Stock using SynQuest’s then-existing funds or additional funds invested by the Investors in SynQuest’s other equity securities, the Investor will not tender any shares of SynQuest Common Stock, including any shares of our Common Stock issuable upon conversion of any Series A Preferred, held by the Investor.

Should the Private Placement and Viewlocity Merger be deemed by the NASDAQ SmallCap Market to constitute a reverse merger under the Marketplace Rules, SynQuest will be required to meet the initial listing requirements under the Marketplace Rules and it is possible that SynQuest may not be able to satisfy these requirements. In that event, SynQuest’s Common Stock may be delisted from the NASDAQ SmallCap Market.

Item 5.  Interest in Securities of the Issuer.

(a)
Venrock Associates individually beneficially owns 440,075 shares of SynQuest Common Stock (approximately 2.6% of the shares of the SynQuest Common Stock). Venrock Associates II, L.P. individually beneficially owns 633,279 shares of SynQuest Common Stock (approximately 3.7 % of the shares of the SynQuest Common Stock). Venrock Associates III, L.P. individually beneficially owns 361,580 shares of SynQuest Common Stock (approximately 2.1 % of the shares of the SynQuest Common Stock). Venrock Entrepreneurs Fund, L.P. individually beneficially owns 55,836 shares of SynQuest Common Stock (approximately 0.3% of the shares of the SynQuest Common Stock). The Venrock Entities collectively beneficially own an aggregate of 1,490,770 shares of SynQuest Common Stock (approximately 8.8% of the shares of the SynQuest Common

Page 14 of 22 Pages

Stock). As a member of a group, each of the Venrock Entities beneficially owns 14,213,750 shares of Common Stock (approximately 83.6% of the shares of SynQuest Common Stock). The foregoing percentage is calculated based upon 17,000,482 shares of Common Stock outstanding (the 2,946,797 shares of Common Stock currently outstanding, the 2,946,857 shares issued to Viewlocity Series F preferred stockholders at the time of the Viewlocity Merger, and the 11,106,828 shares of Series A Preferred). The percentages in this paragraph assume the full conversion of the Series A Preferred into shares of Common Stock.

(b)
Venrock Associates has sole power to vote, sole power to direct the vote of, sole power to dispose and sole power to direct the disposition of 440,075 shares of Common Stock. Venrock Associates II, L.P. has sole power to vote, sole power to direct the vote of, sole power to dispose and sole power to direct the disposition of 633,279 shares of Common Stock. Venrock Associates III, L.P. has sole power to vote, sole power to direct the vote of, sole power to dispose and sole power to direct the disposition of 361,580 shares of Common Stock. Venrock Entrepreneurs Fund, L.P. has sole power to vote, sole power to direct the vote of, sole power to dispose and sole power to direct the disposition of 55,836 shares of Common Stock. The Venrock Entities each have shared power to vote and shared power to direct the vote of the 14,213,750 shares of Common Stock beneficially owned by the group and of the 1,490,770 shares of Common Stock collectively beneficially owned by the Venrock Entities. The Venrock Entities each have shared power to dispose and shared power to direct the disposition of only the 1,490,770 shares of Common Stock collectively beneficially owned by the Venrock Entities and no shares of Common Stock beneficially owned by the other members of the group. However, pursuant to lockup agreements, the Venrock Entities and the other registration rights holders have agreed not to sell their shares of Common Stock until one year after the closing date of the transactions.

(c)
On September 20, 2002, SynQuest and the Investors entered into the Stock Purchase Agreement and SynQuest, the Investors, North Bridge, the Venrock Entities and Lucent entered into the Shareholders Agreement.

(d)
Each of the Investors (excluding C.J. Simpson), North Bridge, the Venrock Entities and Lucent have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the class of Common Stock.

(e)	Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Items 3 and 4 for a description of the Stock Purchase Agreement, the Viewlocity Merger Agreement, the Registration Rights Agreement and the Shareholders Agreement.

Other than as described above and the agreements listed in Item 7 below, including the exhibits thereto, the Venrock Entities and the Listed Persons (to the knowledge of the Venrock

Page 15 of 22 Pages

Entities) presently have no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of SynQuest, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Name:

1.
Form of Amended and Restated Voting Agreement dated September 20, 2002, between SynQuest, Inc. and the stockholders of Tilion, Inc. named on the signature pages thereof (incorporated by reference to ANNEX F to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

2.
Agreement and Plan of Merger dated August 30, 2002, between SynQuest, Inc. and Viewlocity, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SynQuest, Inc. on September 5, 2002, No. 000-30963).

3.
Amended and Restated Stock Purchase Agreement dated September 20, 2002, among SynQuest, Inc. and the parties listed on the signature pages thereof (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed by SynQuest, Inc. for the fiscal year ended June 30, 2002).

4.
Amended and Restated Registration Rights Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K filed by SynQuest, Inc. for the fiscal year ended June 30, 2002).

5.
Amended and Restated Shareholders’ Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K filed by SynQuest, Inc. for the fiscal year ended June 30, 2002).

6.
Form of Articles of Amendment of Third Amended and Restated Articles of Incorporation of SynQuest, Inc. (incorporated by reference to ANNEX A to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

Page 16 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VENROCK ASSOCIATES,
    by a General Partner
VENROCK ASSOCIATES II, L.P.,
    by a General Partner
VENROCK ASSOCIATES III, L.P.,
    by its General Partner, Venrock Management III LLC
VENROCK ENTREPRENEURS FUND, L.P.,
    by its General Partner, Venrock Management LLC

By:	/s/ Anthony B. Evnin
As a General Partner or Member

Dated:    November 25, 2002

Page 17 of 22 Pages

SCHEDULE 1

General Partners/Members

Michael C. Brooks
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management III, LLC and Venrock Management LLC which is the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund, L.P., respectively.
Citizenship: USA

Joseph E. Casey
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management III, LLC and Venrock Management LLC which is the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund, L.P., respectively.
Citizenship: USA

Eric S. Copeland
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management III, LLC and Venrock Management LLC which is the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund, L.P., respectively.
Citizenship: USA

Anthony B. Evnin
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Managing General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management III, LLC and Venrock Management LLC which is the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund, L.P., respectively.
Citizenship: USA

Page 18 of 22 Pages

Thomas R. Frederick
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management III, LLC and Venrock Management LLC which is the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund, L.P., respectively.
Citizenship: USA

Terence J. Garnett
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management III, LLC and Venrock Management LLC which is the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund, L.P., respectively.
Citizenship: USA

David R. Hathaway
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Managing General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management III, LLC and Venrock Management LLC which is the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund, L.P., respectively.
Citizenship: USA

Patrick F. Latterell
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates II, L.P.
Citizenship: USA

Bryan E. Roberts
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management III, LLC and Venrock Management LLC which is the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund, L.P., respectively.
Citizenship: USA

Page 19 of 22 Pages

Ray A. Rothrock
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Managing General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management III, LLC and Venrock Management LLC which is the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund, L.P., respectively.
Citizenship: USA

Kimberley A. Rummelsburg
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Member of Venrock Management III LLC.
Citizenship: USA

Anthony Sun
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Managing General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management III, LLC and Venrock Management LLC which is the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund, L.P., respectively.
Citizenship: USA

Michael F. Tyrrell
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management III, LLC and Venrock Management LLC which is the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund, L.P., respectively.
Citizenship: USA

Venrock Management III, LLC
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Business: General Partner of Venrock Associates III, L.P.
Principal Place of Business: New York

Page 20 of 22 Pages

Venrock Management LLC
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Business: General Partner of Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund, L.P.
Principal Place of Business: New York

Page 21 of 22 Pages